SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549

                             FORM 12b-25
       Notification of Late Filing for the Quarter Year ended
                        June 30, 1997 and 1996

[x] Form 10-K  [  ] Form 11-K  [  ] Form 2-F  [ ] Form 10-Q  [  ] Form N-SAR

______________________________________________________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which this notification relates:




                  PART I  -  REGISTRANT INFORMATION

Full name of Registrant:           SILVERTHORNE PRODUCTION COMPANY
Address of Principal Executive Office:  708 Margarita Ave, Coronado, CA 92118




                 PART II  -  RULES 12b-15 (b) and (c)

     The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) to wit:

            [x]  (a)          The reasons described in reasonable detail in
                              Part III of this form could not be eliminated without unreasonable effort or expense.

            [  ]  (b)         The subject annual report or semi-annual
                              report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            [  ]  (c)         The accountant s statement or other exhibit
                              required by Rule 12(c) has been attached, if applicable.




                               PART III

     The Company has been inactive and currently has no revenues and no assets during this reporting period. The funds to pay for this report on Form 10-K and the accompanying financial statements have been contributed by one of the shareholders. Because of the above reasons and other conditions, the Company has been unable to comply with the requirements under the Securities Exchange Act of 1934.




                               PART IV

  (1) Name and telephone number of person to contact in regard to his notification:

          D.L. Jackson, President
          SILVERTHORNE PRODUCTION COMPANY
          708 Margarita Ave
          Coronado, CA 92118       619-522-0010

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report
          (s) been filed?  If the answer is no, identify report(s).

          [x]  Yes  [  ]  No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [  ]  Yes [x]  No



                   SILVERTHORNE PRODUCTION COMPANY
             (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Dated:  3/14/98          /s/ D. L. Jackson
                      By: ______________________________________
                             D.L. Jackson, President, Chief Executive Officer and Director